CONTACT GOLD ANNOUNCES MAIDEN RESOURCE ESTIMATE OF 433,000 INFERRED OUNCES OF
GOLD AT THE PONY CREEK PROJECT, CARLIN TREND, NEVADA

Vancouver, B.C. (January 11, 2022) - Contact Gold Corp. (the "Company" or "Contact Gold") (TSXV: C; OTCQB: CGOLF) is pleased to announce an initial mineral resource estimate at its Pony Creek gold project located in Elko County, northeastern Nevada.  Pony Creek is one of the Company's two advanced exploration-stage, Carlin-style gold projects in the Nevada.

The 100% owned Pony Creek project is strategically located immediately south of Gold Standard Ventures' South Railroad Project which is in the process of completing a feasibility study and permitting an open pit heap leach gold mining operation.

Key Points:

  433,000 total inferred pit constrained ounces at an average grade of 0.52 grams per tonne (g/t) Au utilizing a US$1,600/oz pit shell and cut off grades of 0.14 and 0.22 g/t Au, depending upon recovery profile.

  Overall strip ratio of 2.98

  Clear opportunities to expand the footprint of near surface oxidized gold mineralization across Pony Creek

    The Stallion Zone is wide open for expansion in all directions, particularly along strike to the North

    The Bowl Zone remains open, particularly to the NW in the direction of the Palomino target

    Offset and infill drilling of mineralization at Appaloosa, Pony Spur and South Stallion targets

  The project hosts the large-scale undrilled Mustang and Elliot Dome targets, developed by Contact Gold

  The Company has an approved Plan of Operations to conduct drilling at Pony Creek on all the high priority targets developed since 2017, with the drill season at Pony Creek typically running from late May through December

  Contact Gold has completed cyanide solubility assays on all samples with Fire Assays returning greater than 0.1 g/t Au, providing an initial guide to potential recoverability

  The Company has also completed cyanide bottle roll tests on material from the Bowl and Appaloosa Zones, and confirmed the absence of significant amounts of organic carbon within the Pony Creek host rocks

  Future programs will focus on expanding the mineral resources at Pony Creek, through step out drilling at the existing deposits and drill testing the large-scale Mustang and Elliot Dome targets for the first time.

"The MRE at Pony Creek is a key development in the life of the project.  With an exceptional success rate in drilling with over 90% of our drill holes intersecting significant intervals of gold, we were confident in the project's ability to deliver a significant and expanded near surface gold resource."  Said Matt Lennox-King, Contact Gold's President & CEO, "With a strategic address on the southern Carlin Trend, large scale untested exploration targets, and an initial resource estimate under it's belt, Pony Creek is strongly positioned to create significant value with clear resource growth opportunities at the project."

Contact Gold acquired Pony Creek in 2016 following the encouraging early exploration results of Gold Standard Ventures at the adjacent South Railroad property, the history of mining activities in the region by Newmont and the considerable historical exploration at the property by various operators dating back to the early 1980s.  At the time of acquisition 263 drill holes had been drilled on the property. Since then, Contact Gold has drilled 118 holes totaling 25,874 metres on the property and discovered and defined 5 zones of gold mineralization at shallow depths. The Pony Creek Mineral Resource Estimate ("MRE") announced today pertains to the Bowl, Appaloosa, and Stallion zones, with the Bowl deposit containing approximately 79% of total inferred resources.  The mineralization is principally hosted within altered and silicified calcareous clastic rocks of the Penn-Perm Moleen Formation and at the Bowl Zone within a Tertiary (or Jurassic) rhyolite.

The initial MRE for the Pony Creek deposits is summarized in Table 1 below. The mineral resources are shown with a mixed lower cutoff related to a combination of heap leach and vat leach processing methodologies for the oxide and transitional-non oxide mineralization present.

The initial mineral resource estimate for the Pony Creek deposits is summarized in Table 1 below.

Table 1: Pony Creek Global Mineral Resource Estimate as at January 11, 2022

Zone	Cutoff Grade	Short Tons* (2,000 lbs)	Tonnes* (1000 kg)	Avg Grade (ozt/st)	Avg Grade (g/t)	Contained Ounces*	Class***
Bowl Zone	Mixed**	18,457,000	16,744,000	0.018	0.63	340,000	Inferred
Appaloosa	Mixed**	2,059,000	1,868,000	0.015	0.50	30,000	Inferred
Stallion	Mixed**	7,834,000	7,107,000	0.008	0.27	63,000	Inferred
TOTAL	Mixed**	28,350,000	25,719,000	0.015	0.52	433,000	Inferred

*Tons, tonnes and ounces rounded to the nearest 1,000, and may not add due to rounding.

**Mixed lower cutoff grades are utilized depending upon recoveries for oxide, transitional and non-oxide material, using 0.15 g/t Au lower cutoff for oxide material and 0.22 g/t Au for transitional and non-oxidized material.

***Inferred Mineral Resources are not Mineral Reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. There has been insufficient exploration to define the inferred resources tabulated above as an indicated or measured mineral resource, however, it is reasonably expected that the majority of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future. The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues. The mineral resources have been classified according to the Canadian Institute of Mining (CIM) Definition Standards for Mineral Resources and Mineral Reserves (May, 2014) and CIM Estimation of Mineral Resources & Mineral Reserves Best Practices Guidelines (2019).

****The recommended reported resources have been constrained within a US$1,600/oz gold optimized pit shell.

For a location map of the Pony Creek project, please click:

http://www.contactgold.com/_resources/news/nr-20220111-location-map.jpg

For a plan map of the Pony Creek resource areas, please click:

http://www.contactgold.com/_resources/news/nr-20220111-plan-map.jpg

For detailed cross sections through the Pony Creek resource areas, please click:

http://www.contactgold.com/_resources/news/nr-20220111-detailed-crossection-figure1.jpg

http://www.contactgold.com/_resources/news/nr-20220111-detailed-crossection-figure2.jpg

About Pony Creek:

Pony Creek is strategically located immediately south of Gold Standard's Railroad-Pinion Project and totals 8,177 hectares underpinned by a Carlin-type system with an initial gold resource totalling 433,000 ounces of gold at an average grade of 0.52 g/t Au. It is a target rich environment underlain by well known, and newly recognized key regional gold host units including the Webb, Devil's Gate, and the Dark Star Pennsylvania-Permian sedimentary units.

Pony Creek contains large areas of prospective rocks that have seen little direct exploration with either sampling or drilling in the world-class Carlin Trend of Nevada. Numerous historic drill holes containing long intercepts of gold mineralization remain open for expansion through offset drilling based upon proper stratigraphic and structural understanding of ore controls.

Estimation Methods:

The 2022 mineral resource estimate (MRE) was completed by APEX Geoscience Ltd. of Edmonton, Alberta.

The Pony Creek Project drill hole database, QA/QC protocols and corresponding sample preparation and shipment procedures have been reviewed by APEX and are deemed to be of sufficient quality for resource modelling. Mr. Michael Dufresne, M.Sc., P.Geol., P.Geo., President of APEX, is an independent qualified person (QP) and is responsible for the MRE. The drill hole database contains a total of 373 drill holes with 45,600 sample intervals in a sample database with 45,592 samples assayed for gold. The Pony Creek Project MRE covers the 3 main mineralization zones, the Bowl, Appaloosa and Stallion deposits. The current MRE utilized 220 drill holes with 118 historical holes completed by previous operators and 102 drill holes completed by Contact Gold. A total of 105 drill holes were completed between 1981 and 1998, 16 drill holes between 2000 and 2006, and 102 drill holes between 2017 and 2019 completed by Contact Gold. Standard statistical treatments were conducted on the raw and composite samples resulting in capping limits of 6.9 g/t, 0.7 g/t, and 1.9 g/t Au for the Bowl, Stallion and Appaloosa deposits, respectively.

The MRE is based on the combination of geological modeling, geostatistics and conventional block modeling using Ordinary Kriging (OK) for gold grade interpolation. There are two dominant styles of gold mineralization at the Pony Creek Project. most of the significant mineralization identified to date in surface exposures and drilling is spatially associated with the rhyolite intrusive body, either within it or in silicified and altered Mississippian-Permian clastic rocks immediately beneath and adjacent to the intrusion. This mineralization appears to be related to or controlled by north-, northwest- and northeast-striking structures. The Bowl Zone has an interpreted steeply dipping mineralization zone on the eastern side of the domain and an interpreted shallow dipping stratigraphic mineralization zone extended towards the west. The other deposits in the MRE, Appaloosa and Stallion, have interpreted subhorizontal stratigraphic based mineralization zones.

Modeling was conducted in the Universal Transverse Mercator (UTM) coordinate space relative to the North American Datum (NAD) 1983, Zone 11N (EPSG:26911). The mineralization domains utilized an approximate lower cutoff of 0.10 g/t Au for interpretation of mineralization shapes. The resource block model utilized a block size of 3 m (X) x 3 m (Y) x 3 m (Z) to honor the mineralization wireframes. The percentage of the volume of each block below the bare earth surface and within each mineralization domain was calculated using the 3D geological models and a 3D surface model. The MRE is undiluted and only utilizes the volume of each block within each mineralization domain.

The Gold estimation was completed using OK and utilized 2,874 composited samples inside the interpreted mineralization wireframes. The search ellipsoid size used to estimate the gold grades was defined by the modelled variograms. Block grade estimation employed locally varying anisotropy, which uses different rotation angles to define the principal directions of the variogram model and search ellipsoid on a per-block basis. Blocks within the estimation domains are assigned rotation angles using a modelled 3D mineralization trend surface wireframe, which allows structural complexities to be reproduced in the estimated block model.

A total of 71 bulk density sample results were available and reviewed. Density was assigned on a block by block basis based on the majority lithological unit presentbased upon the bulk density sample results. At this point no distinction was made between mineralized or non-mineralized rock.

The resource is classified according to the CIM "Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines" dated November 29th, 2019 and CIM "Definition Standards for Mineral Resources and Mineral Reserves" dated May 10th, 2014. A NI 43-101 technical report disclosing the details of the Pony Creek MRE will be filed on SEDAR within 45 days. APEX believes the Pony Creek Project has the potential for future economic extraction. The unconstrained resource block model was subjected to several open pit optimization scenarios utilizing a number of gold prices, mining cost scenarios and recovery factors typical of northeast Nevada mining operations and advanced projects. The Pony Creek final MRE pit shell utilized a gold price of $1,600/ounce and recoveries of 85% for vat leach and 75% for heap leach with appropriate mining and processing costs typical of near surface open pittable resources in northern Nevada. Mineral resources are not mineral reserves and do not have demonstrated economic viability. The Inferred MRE is undiluted, constrained within an optimized pit shell, and utilizes a lower cutoff of 0.15 g/t Au for oxide material and 0.22 g/t cut-off for transitional and non-oxide material.

The scientific and technical information contained in this news release has been reviewed and approved by Vance Spalding, CPG, VP Exploration, Contact Gold, who is a "qualified person" within the meaning of NI 43-101.  Drill intercepts were calculated using a minimum thickness of 3.05 metres averaging 0.14 ppm gold and allowing inclusion of up to 4.57 metres of material averaging less than 0.14 ppm gold for low grade intervals and higher-grade intervals were calculated using a minimum thickness of 3.05 metres averaging 1.00 ppm gold and allowing inclusion of up to 4.57 metres of assays averaging less than 1.00 ppm gold.  Gravimetric assays are used for all Fire Assays above 4.00 ppm gold. Cyanide solubility assays are completed on all Fire Assays greater than 0.1 g/t. True width of drilled mineralization is unknown, but owing to the apparent flat lying nature of mineralization, is estimated to generally be at least 70% of drilled thickness in most cases. The Cyanide recovery percentages are equally averaged by interval, and are not weighted by gold content per interval.  Quality Assurance / Quality Control consists of regular insertion of certified reference standards, blanks, and duplicates. All failures are followed up and resolved whenever possible with additional investigation whenever such an event occurs. All assays are completed at Paragon; an ISO 17025:2005 accredited lab.  Check assays are completed at a second, reputable assay lab after the program is complete.

About Contact Gold Corp.

Contact Gold is an exploration company focused on making district scale gold discoveries in Nevada.  Contact Gold's extensive land holdings are on the prolific Carlin and Cortez gold trends which host numerous gold deposits and mines. Contact Gold's land position comprises approximately 140 km2 of target rich mineral tenure hosting numerous known gold occurrences, ranging from early- to advanced-exploration and resource definition stage.

Additional information about the Company is available at www.contactgold.com.

For more information, please contact: +1 (604) 449-3361

Matthew Lennox-King - President & CEO

Jack Trembath - Manager, Investor Relations

E-mail: info@ContactGold.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to the anticipated exploration activities of the Company a Pony Creek, or on the Green Springs property.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: impacts arising from the global disruption by the Covid-19 coronavirus outbreak; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.